SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 120 th Board of Directors’ Meeting” dated on June 20, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 120th Board of Directors’ Meeting

June 20, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:    (55-11) 3549-7200

Fax:     (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; June 20, 2005) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 120th Board of Directors’ meeting held on June 20, 2005:

1. DATE, TIME AND PLACE OF THE MEETING: June 20, 2005, at 12:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Chairman of the Board of Directors and Director Manoel Luiz Ferrão de Amorim.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws.

4. AGENDA AND RESOLUTIONS:

4.1) Election of a member of the Board of Directors – The Board of Directors unanimously appointed a new Director of the Board, to serve until the next General Shareholders’ Meeting, according to the article 150 of the Law # 6404/76. The shareholder Mr. Eduardo Navarro de Carvalho, Brazilian, single, engineer, holder of the Identity Card RG # M 1.501.849 SSP/MG, with CPF # 531.710.556-00, resident in the city of São Paulo, state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, in the city of São Paulo, state of São Paulo, will replace Mr. Guillermo Pablo Ansaldo, whose term will expire in the date of the General Shareholders’ Meeting of 2007, in light of the resignation of the latter.

4.2) Election of a new Executive – The Board of Director unanimously appointed for the position of Vice-President of Regulation and Businesses with Operators, to complement the current term that will expire on the date of the General Shareholders’ Meeting of 2007, Mr. José Antonio Gallego García, Spanish, married, with studies of Information Science, holder of the Identity Card RNE # V218152-2, with CPF # 812.100.190-00, resident in the city of São Paulo, state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, in replacement of Mr. Eduardo Navarro de Carvalho.

The elected Director and Executive declare that they are not legally impaired to take office.

4.2.1) Composition of the Executive Management – With the modifications approved in the present meeting, the Executive Management of the Company, with term expiring on the date of the General Shareholders’ Meeting of 2007, is composed as follows: (a) President: Mr. Fernando Xavier Ferreira; (b) Vice-President of Financial Planning: Mr. Gilmar Roberto Pereira Camurra; (c) Chief Executive Officer: Mr. Manoel Luiz Ferrão de Amorim; (d) Executive Vice-President of Strategic Planning: Mr. Stael Prata Silva Filho; (e) Vice-President of Administration and Finance

and Investor Relations Officer: Mr. Pedro Lucas Antón Lázaro; (f) Vice-President of Network: Mr. Fábio Silvestre Micheli; (g) Commercial Vice-President for Businesses: Mr. Mariano Sebastian De Beer; (h) Commercial Vice-President for Residential Clients: Mr. Odmar Geraldo Almeida Filho; (i) Vice-President of Human Resources Mr. José Carlos Misiara; (j) Vice-President of Organization and Information Systems: Mr. Manuel José Benazet Wilkens; (k) Vice-President of Regulation and Businesses with Operators: Mr. José Antonio Gallego García; and (l) Vice-President of National Businesses: Mr. Benito José de Orduña Viegas Louro.

At the end of the meeting, as there were no more topics to be discussed, these minutes were prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, June 20, 2005.

João Carlos de Almeida – Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: June 21, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director